UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
000-50109
SEC FILE NUMBER	CUSIP NUMBER
☑ Form 20-F
For Period Ended: February 28, 2006

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
AMS HOMECARE INC.
Full name of registrant

Former Name is Applicable
1360 Cliveden Avenue - Delta, BC V3M 6K2
Address of principal executive offices & zip code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AMS Homecare, Inc. (the "Company") has used Cinnamon, Jang, Willoughby & Co. ("Cinnamon Jang"), as its independent auditors since approximately 2003.
The Company retained Cinnamon Jang to complete an independent audit for the fiscal year ended February 28, 2006 in a timely manner.
Although field work began in May of 2006, Cinnamon Jang mistakenly believed that the filing deadline for filing audited financial statements with the British Columbia Securities commission was in August, not the actual filing deadline of June 28th.
When apprised of this fact, Cinnamon Jang was not able to meet the deadline while making duplicative document and information requests of the Company.

S
hortly thereafter, the Company issued a press release explaining to the public the reasons why audited financial statements were not filed in a timely manner.
Taking exception to the statements in the press release, Cinnamon Jang resigned as auditors for the Company.
The Company executed a lengthy search for new independent auditors, which resulted in retaining STS Partners LLP ("STS").
On approximately July 27, 2006, counsel for Cinnamon Jang promised that any new auditors retained by the Company would have access to the work product of Cinnamon Jang in connection with their audit of the Company.
Despite their earlier representations, Cinnamon Jang initially denied access to the Company's documents and work product when requested by STS.
After intervention by the Company's counsel, on August 31, 2006, the Company confirmed that Cinnamon Jang would provide STS with access to the all relevant documents and work product.
STS anticipates that it will be able to access the documents and work product as of September 1, 2006, and thereafter as necessary. The delay in filing Form 20-F is a result of circumstances beyond the Company's control.
The Company could not remedy these circumstances without unreasonable effort and expense and is taking all reasonable steps to comply with all filing requirements as soon as possible.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Harj Gill	(604)	273-5173
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☑ Yes
☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☐ Yes
☑ No
Exhibits
None

AMS HOMECARE INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 31, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer